Mail Stop 4561

September 23, 2009

John Bordynuik
Chief Executive Officer
310 Holdings, Inc.
4536 Portage Road
Niagra Falls, Ontario, Canada L2E 6A8

**RE: 310 Holdings, Inc.
Form 8-K Filed August 12, 2009
File No. 0-52444**

Dear Mr. Bordynuik:

We note that you filed an Item 4.01 Form 8-K/A on September 3, 2009 in response to the issues raised in our letter dated September 1, 2009. Additionally, please file a response letter via EDGAR as previously requested to advise us as to how you intend to address any re-audit requirements.

If you have any questions, you may contact me at (202) 551-3459.

Sincerely,

David Edgar
Staff Accountant